Exhibit 99.3

Silence Therapeutics Announces Oversubscribed $120 Million Private Placement

LONDON, February 5, 2024 – Silence Therapeutics plc (Nasdaq: SLN) (“Silence” or the “Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced an oversubscribed private placement of 5,714,286 of the Company’s American Depositary Shares (“ADSs”)1 at a purchase price of US $21.00 per ADS, representing a premium of approximately 11% to Silence’s 30-day volume-weighted average price, with both new and existing institutional and accredited investors (the “Private Placement”). Silence anticipates that the aggregate gross proceeds of the Private Placement will be approximately US $120.0 million (approximately £94.6 million2) before deducting placement agent fees and other offering expenses.

Investors in the Private Placement include 5AM Ventures, Frazier Life Sciences, Logos Capital, Nextech Invest Ltd (on behalf of one or more funds managed by it), Redmile Group, TCGX and Vivo Capital. The offering is expected to close on or about February 7, 2024, subject to satisfaction of customary closing conditions.

“Silence has long been a leader in the discovery and development of siRNA therapeutics but is beginning to be recognized on a global scale,” said Craig Tooman, President and CEO at Silence. “Our mRNAi GOLD™ platform is demonstrating the ability to produce a pipeline of differentiated programs with the clinical profiles for zerlasiran (SLN360) in high lipoprotein(a) and divesiran (SLN124) in polycythemia vera (“PV”) now emerging. We look forward to presenting more clinical data from both programs over the coming quarters while continuing to advance our partnered portfolio.”

“The financing provided by this blue-chip syndicate of investors, both new and existing, with whom we’ve had longstanding relationships, allows us to advance our divesiran (SLN124) PV program through Phase 2 and into the next phase of development,” said Rhonda Hellums, Chief Financial Officer at Silence. “The extended cash runway also positions us well as we continue Phase 3 readiness activities for zerlasiran (SLN360), and progress partnering discussions for this program.”

Silence intends to use the net proceeds from the Private Placement for advancement of its ongoing clinical development for divesiran (SLN124) and continued progression of zerlasiran (SLN360) manufacturing and clinical activities as well as working capital and general corporate purposes.

Morgan Stanley and William Blair are acting as lead placement agents and Chardan and H.C. Wainwright & Co. are acting as co-placement agents to the Company in connection with the Private Placement.

[1]	Each ADS represents three ordinary shares of 5 pence each in the capital of the Company
[2]	Based on an exchange rate of 1 US$ = .78792 GBP, as of February 2, 2024.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering, and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and will be sold in a private placement pursuant to Section 4(a)(2) of the Securities Act. Accordingly, the Ordinary Shares and ADSs may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and other applicable state securities laws. Silence has agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) registering the resale of the ADSs sold in the Private Placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include zerlasiran, designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a), and divesiran, designed to address hematological diseases, including polycythemia vera. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated closing of the Private Placement the satisfaction of customary closing conditions and the anticipated use of proceeds therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, such as market and other conditions, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please contact:

Silence Therapeutics plc

Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208